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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 33465

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Marc J. Lane & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 West Madison St., Suite 2050
(No. and Street)

Chicago	IL	60602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc J. Lane 312-372-1040
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Marc J. Lane, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Marc J. Lane & Company, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
PAMELA M SCHULTZ
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:05/05/20

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of ____________
County of ____________
Subscribed and sworn to (or affirmed) before me on this ____ day of ____________, ______ by ____________ proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public ____________

Marc J. Lane & Company Report
Pursuant to Rule 17a-5(d)
Financial Statements
For the Year Ended December 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Marc J. Lane & Company:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Marc J. Lane & Company (the "Company") as of December 31, 2019, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, III and IV ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, III and IV are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 24, 2020

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Marc J. Lane & Company
(A Corporation)
Statement of Financial Condition
As of December 31, 2019

ASSETS

		2019
Cash	$	10,199
Investment in securities, at fair value		465,106
Deposit with broker		50,000
Commissions due from broker		38,421
Prepaid expenses		11,156
Accounts receivable		1,752
TOTAL ASSETS	$	576,634

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:		
Accounts payable	$	26,173
TOTAL LIABILITIES		26,173
STOCKHOLDER'S EQUITY:		
Common stock, no par value, 1,000 shares Authorized, issued and outstanding		6,000
Additional paid-in capital		149,950
Retained earnings		394,511
TOTAL STOCKHOLDER'S EQUITY		550,461
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	576,634

The accompanying notes are an integral part of these financial statements.

Marc J. Lane & Company
(A Corporation)
Statement of Income
For the Year Ended December 31, 2019

	2019
REVENUES	
Commissions income	$ 448,797
Commissions income - other	5,481
Unrealized gain (loss) on securities	(146,396)
Dividend income	8,690
Realized gain (loss) on securities	302,572
Interest income	1,119
Total revenues	620,263
EXPENSES	
Salaries	137,772
Employee benefits	9,915
Reimbursed expenses	42,000
Professional fees	27,881
Commissions	53,022
Insurance	576
Payroll taxes	9,359
Clearing charges	58,273
Regulatory fees	11,685
Office expenses	3,497
Dues and subscriptions	4,470
Interest expense	1,533
Total expenses	359,983
NET INCOME	$ 260,280

The accompanying notes are an integral part of these financial statements.

Marc J. Lane & Company
(A Corporation)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2019

	Beginning January 1	Net Income	Dividends	Ending December 31
Capital stock	$ 6,000	$ -	$ -	$ 6,000
Additional paid in capital	149,950	-	-	149,950
Retained earnings	623,121	260,280	(488,890)	394,511
Ending balance	$ 779,071	$ 260,280	$ (488,890)	$ 550,461

The accompanying notes are an integral part of these financial statements.

Marc J. Lane & Company
(A Corporation)
Statement of Cash Flows
For the Year Ended December 31, 2019

		2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	260,280
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Clearing deposit		
Investment in securities		207,172
Due from broker		(12,637)
Prepaid expenses		(1,942)
Accounts receivable		249
Increase (decrease) in:		
Accounts payable		12,324
Net cash provided by operating activities		465,446
CASH FLOWS FROM INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid		(488,890)
Net cash used for financing activities		(488,890)
NET DECREASE IN CASH		(23,444)
CASH, beginning of year		33,643
CASH, end of year	$	10,199
SUPPLEMENTAL DISCLOSURE:		
Interest expense	$	1,533
Cash paid for income taxes	$	1,276

The accompanying notes are an integral part of these financial statements.

Marc J. Lane & Company
(A Corporation)
Notes to Financial Statements
December 31, 2019

Note 1 - Summary of Significant Accounting Policies

Organization and Nature of Operations

Marc J. Lane & Company (the Firm) is a Broker/Dealer and is registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA), and the Security Investor Protection Corporation (SIPC).

The Firm is an affiliate of The Law Offices of Marc J. Lane, a professional corporation. As such, it is unique in the brokerage industry. The Firm was incorporated in Illinois on March 28, 1985 to help law clients implement their estate, tax, and wealth plans.

The Firm conducts business in equity, fixed income, and derivative securities. The Firm operates on a fully disclosed basis as an introducing broker and does not perform any type of clearing function for itself or others. The Firm does not hold customer funds or securities. The Firm accepts customers' orders and enters orders. The Firm does not actively seek its own clients.

Income Recognition

Commissions income consists of client transactions that are fully introduced to the Firm's clearing broker on behalf of its client. Commission revenue is earned on the sale of mutual funds, 529 Plans, and other exchange traded products. Commissions revenue and related clearing expenses are recorded on a trade-date basis.

Commissions income - other, consists of ongoing direct 12b-1 fees, or trailing commissions. These commissions are recorded when received. Generally accepted accounting principles (GAAP) requires the Firm to record commissions revenue on a trade-date basis. However, the Firm records Commissions - other on a cash basis. The difference between trade-date and cash basis is immaterial to the financial statements.

Securities Transactions

Proprietary securities transactions in regular way trades are recorded on settlement date. Settlement date accounting is not considered GAAP, but the difference is immaterial. Profit and loss arising from securities transactions are entered for the account and risk of the Firm. Marketable securities owned by the Firm are valued at fair value.

Income Taxes

Effective July 1, 1987, the Firm elected to be taxed as an S Corporation, whereby income is reported on the stockholder's income tax return. As a result, no federal income tax provision is made by the Firm. The Firm is subject to a 1.5% Illinois Replacement Tax on its cash basis net income.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Summary of Significant Accounting Policies (continued)

Cash

The Firm maintains its operating cash in two bank checking accounts insured by the Federal Deposit Insurance Corporation.

Leases

The Firm shares its office space with an affiliate owned by the same stockholder under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to FASB ASC 842, Leases. The Firm records shared expenses monthly as billed.

Clearing Agreement

The Firm entered into a clearing agreement with RBC Correspondent Services on a fully disclosed basis. The clearing broker clears all security transactions and remits the commissions, net of the clearing charges to the Firm on a monthly basis.

Note 2 - Fair Value Measurements

Financial Accounting Standards Board (FASB), Accounting Standards Codification (ASC) Topic 820, and Fair Value Measurements, establishes a fair value heirarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels for the fair value hierarchy under SFAS No. 157 are described below:

Level 1

Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2

Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3

Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. At December 31, 2019, the Firm did not have any Level 2 or Level 3 inputs.

Note 3 - Financial Instruments

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair value for over-the-counter (OTC) derivative financial instruments, principally forwards, options, and swaps, are based on internal pricing models as no quoted market prices exist for such instruments. Factors taken into consideration in estimating fair value of OTC derivatives include credit

Note 3 - Financial Instruments (continued)

spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as principal transactions. The Firm traded no derivatives during the year ended December 31, 2019. The Firm does not apply hedge accounting as defined in FASB ASC 815, Derivatives and Hedging,as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial statements.

Note 4 - Financial Instruments with Off-Balance Sheet Risk

The Firm can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded futures, forwards and options. These derivative transactions are used to conduct trading activities and manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are used for trading purposes or to economically hedge other positions or transactions. The Firm traded no derivatives during the year ended December 31, 2019.

In addition, the Firm can sell securities that it does not currently own and would, therefore, be obligated to purchase such securities at a future date. The Firm would record these obligations in the financial statements at fair value of the related securities and would incur a loss if the fair value of the securities subsequently increased. The Firm sold no securities that it did not own during the year ended December 31, 2019.

Note 5 - Concentration of Credit Risk

The Firm is engaged in various trading and brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Firm may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Firm's policy to review, as necessary, the credit standing of each counterparty.

Note 6 - Related Party Transactions

The Firm entered into an expense sharing agreement with an affiliate for its share of occupancy expenses (See Note 1 - Leases). The Firm's sole shareholder is the sole shareholder of the affiliate. For the year ended December 31, 2019, occupancy expenses, reported as Reimbursed expenses on the Statement of Income, totaled $42,000, consisting of $39,600 in rents, $1,200 in utilities and $1,200 in telephone costs. At December 31, 2019, the Firm had no outstanding receivables from or payables to the affiliated firm.

Note 7 - Income Taxes

As discussed in Note 1, the Firm has elected to be taxed as an S corporation, whereby the Firm's income is reported on the return of the stockholder. Accordingly, there is no provision for federal income tax recorded in these financial statements.

Note 7 - Income Taxes (continued)

The Firm is required to file tax returns in both federal and state jurisdictions. The Form's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For both federal and Illinois purposes, the statute of limitations is three years. Accordingly, the Firm is no longer subject to tax return examination for returns filed more than three years prior to the date of these financial statements. Returns filed within the past three years remain subject to examination. As of December 31, 2019, taxing authorities have not proposed any adjustment to the Firm's tax filings.

Note 8 - Net Capital Requirements

The Firm is subject to the Uniform Net Capital Rule (15c3-1) of the Securities and Exchange Commission, which requires the maintenance of a minimum net capital of $50,000 at December 31, 2019, and the ratio of aggregated indebtedness to net capital, both of which are defined, should not exceed 15 to 1. At December 31, 2019, the Firm had net capital of $406,700, which is $356,700 in excess of its required net capital of $50,000. The Firm's ratio of aggregated indebtedness to net capital was .06 to 1 at December 31, 2019.

Note 9 - Contingencies

The Firm's management has evaluated the effects of its adoption of FASB ASC 740, *Income Taxes,* to the Firm as of December 31, 2019, and has determined that no provision for income tax is required in the financial statements. Uncertain tax positions are evaluated in accordance with FASB ASC 450, *Accounting for Contingencies,* which requires the Firm to record a liability for an estimated contingent loss if the information available indicates that it is probable that there is a tax liability incurred at the date of the financial statements, and the amount of the tax liability can reasonably be estimated. There is no income tax liability for uncertain tax positions to be recognized in the accompanying financial statements. In addition, as mentioned in Note 1, the Firm has elected S corporation status and federal income tax liabilities due to Firm activities are the responsibility of the Firm's shareholder.

Note 10 - Deposit with Broker

The Firm has a brokerage agreement with its clearing broker, RBC Correspondence Services. The clearing broker has custody of the Firm's cash balances which serve as collateral for any amounts due to the clearing broker as well as collateral for securities trading activity. The balance of these cash deposits at December 31, 2019 was $50,000.

Note 11 - Commission Due from Broker

Pursuant to the clearing agreement, the Firm introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearing agreement, the Firm has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Firm. In accordance with industry practice and regulatory requirements, the Firm and the clearing broker monitor collateral on the customers' accounts. As of December 31, 2019, the commission due from the clearing broker of $38,421 is pursuant to this clearing agreement.

Note 12 - Subsequent Events

The Firm's management has evaluated subsequent events through the date the financial statements were available to be issued, and has concluded that there are no significant subsequent events that would require adjustment to or disclosure in the financial statements.

Note 13 - Recent Issued Accounting Pronouncements

Effective January 1, 2019, the Firm adopted the new FASB accounting standard ASC 842, Leases, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Firm is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Firm shares office space with its affiliate under an expense sharing agreement that is not subject to ASC 842 due to the short-term lease exemption. The adoption of ASC 842 had no effect on the Firm's financial statements for the year ended December 31, 2019.

Schedule I

Marc J. Lane & Company
(A Corporation)
Computation of Net Capital Required by Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2019

		2019
COMPUTATION OF NET CAPITAL		
Total stockholder's equity qualified for net capital	$	550,461
Less non-allowable assets:		
Prepaid expenses		11,156
NET CAPITAL BEFORE HAIRCUTS		539,305
Less haircuts on securities:		
Equities		69,766
Money market		79
Undue concentrations		62,760
Total haircuts on securities		132,605
NET CAPITAL	$	406,700
Net capital requirement		50,000
EXCESS NET CAPITAL	$	356,700
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Aggregate indebtedness	$	26,173
Ratio: Aggregate indebtedness to net capital		0.06 to 1

There was no material difference between the net capital computation shown here and the net capital computation shown on the Firm's unaudited Form X-17A-5 Part IIA report dated December 31, 2019.

See Report of Independent Registered Public Accounting Firm

Marc J. Lane & Company
(A Corporation)
Reconciliation with Computation Included
in Part II of Form X-17A-5
December 31, 2019

Net capital as previously reported in the Financial and Operation Combined Uniform Single Report - Part II-A (Unaudited)	$ 406,700
Audit Adjustments:	
None	
Net Capital as currently reported on Schedule I	$ 406,700

See Report of Independent Registered Public Accounting Firm

Marc J. Lane & Company
(A Corporation)
Computation for Determination of Reserve Requirements
Required by Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

The Firm is exempt from Rule 15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii). The Firm clears all transactions with and for customers on a fully disclosed basis with RBC Correspondence Services, or other qualified investment company, and promptly transmits all customer funds and securities, to RBC Correspondence Services, or other qualified investment company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4 , as are customarily made and kept by a clearing broker or dealer.

Schedule IV

Marc J. Lane & Company
(A Corporation)
Information Relating to Possession and Control
Required by Rule 15c3-3 of the Securities and Exchange commission
December 31, 2019

The Firm is exempt from the possession and control requirements of Rule 15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii). The Firm clears all transactions for customers on a fully disclosed basis with RBC Correspondence Services, or other qualified investment company, and promptly transmits all customer funds and securities to RBC Correspondence Services, or other qualified investment company, which carries all pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

See Report of Independent Registered Public Accounting Firm

Marc J. Lane & Company
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Marc J. Lane & Company:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Marc J. Lane & Company identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Marc J. Lane & Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Marc J. Lane & Company stated that Marc J. Lane & Company met the identified exemption provisions throughout the year ended December 31, 2019 without exception. Marc J. Lane & Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Marc J. Lane & Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 24, 2020

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

MARC J. LANE
& COMPANY
MEMBER FINRA-SIPC

70 W. Madison Street, Suite 2050
Chicago, IL 60602-4256
(312) 372-5000
(800) 372-1040
Fax (312) 346-1040
www.MarcJLane.com

Assertions Regarding Exemption Provisions

We, as members of management of Marc J. Lane & Company ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provisions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraphs (k)(2)(i) and (k)(2)(ii).

Statement Regarding Meeting Exemption Provisions:

The Company met the identified exemption provisions without exception throughout the year ended December 31, 2019.

Marc J. Lane & Company

By:

MARC J. LANE, PRESIDENT

Marc J. Lane & Company
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Stockholder of Marc J. Lane & Company:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Marc J. Lane & Company and the SIPC, solely to assist you and SIPC in evaluating Marc J. Lane & Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Marc J. Lane & Company's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Marc J. Lane & Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Marc J. Lane & Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 24, 2020

Marc J. Lane & Company
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2019

		Amount
Total assessment	$	593
SIPC-6 general assessment Payment made on July 25, 2019		(271)
SIPC-7 general assessment Payment made on February 19, 2020		(322)
Total assessment balance **(overpayment carried forward)**	$	-